Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Avadel Pharmaceuticals plc (the Registrant):	Ireland
1) Avadel US Holdings, Inc. (f/k/a Flamel US Holdings, Inc.)	United States (Delaware)
A. Avadel Management, LLC	United States (Delaware)
B. Avadel CNS Pharmaceuticals, LLC	United States (Delaware)
2) Flamel Ireland Ltd. (d/b/a Avadel Ireland)	Ireland
3) Avadel Investment Company, Ltd.	Cayman Islands
4) Avadel France Holding SAS	France
A. Avadel Research SAS	France
5) Avadel Finance Ireland Designated Activity Company	Ireland
A. Avadel Finance Cayman Ltd.	Cayman Islands